# Morgan Lewis

**Christopher D. Menconi**
+1.202.373.6173
christopher.menconi@morganlewis.com

**BY MESSENGER**

April 30, 2021

SEC MAIL PROCESSING
Received
APR 30 2021
WASH, D.C.

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

**Re: Form 40-33 – Civil Action Documents Filed with Regard to Trust for Advised Portfolios (File No. 811-21422)**

Ladies and Gentlemen:

On behalf of Trust for Advised Portfolios and certain affiliated persons thereof, and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of:

- Class Action Complaint for Violation of the Federal Securities Laws, *Sokolow v. Trust for Advised Portfolios et al.,* Case No. 1:21-cv-02317-AMD-PK (E.D.N.Y. Apr. 27, 2021); and

- Consolidated Complaint for Violations of the Securities Act of 1933, *In re Infinity Q Diversified Alpha Fund Sec. Litig.*, Index No. 651295/2021 (N.Y. Sup. Ct. Comm. Div. Apr. 16, 2021).

The above-referenced Consolidated Complaint relates to the following previously-filed Amended Complaint, which was filed with the U.S. Securities and Exchange Commission on April 2, 2021:

- Amended Complaint for Violations of the Securities Act of 1933, *David Rosenstein, Andrea Hunter and Neil O'Connor, individually and on behalf of all others similarly situated, v. Infinity Q Diversified Alpha Fund, et al.,* Index No. 651302/2021 (N.Y. Sup. Ct. Comm. Div. Mar. 26, 2021).

DB1/ 121069313.1

**Morgan, Lewis & Bockius LLP**

1111 Pennsylvania Avenue, NW
Washington, DC 20004
United States

T +1.202.739.3000
F +1.202.739.3001

If you have any questions regarding this submission, please do not hesitate to contact me at (202) 373-6173.

Sincerely,

Christopher D. Menconi

Enclosures

## UNITED STATES DISTRICT COURT
## EASTERN DISTRICT OF NEW YORK

| | |
|---|---|
| LEONARD SOKOLOW, AS TRUSTEE OF THE LEONARD J. AND SHARON R. SOKOLOW REVOCABLE TRUST 4/18/18, Individually and on behalf of all others similarly situated, | Case No. CLASS ACTION COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS |
| Plaintiff, | |
| v. | JURY TRIAL DEMANDED |
| TRUST FOR ADVISED PORTFOLIOS, INFINITY Q CAPITAL MANAGEMENT, LLC, CHRISTOPHER E. KASHMERICK, JOHN C. CHRYSTAL, ALBERT J. DIULIO, S.J., HARRY E. RESIS, RUSSELL B. SIMON. LEONARD POTTER, and JAMES VELISSARIS, | |

Plaintiff Leonard Sokolow, as trustee of the Leonard J. and Sharon R. Sokolow Revocable Trust dated 4/18/18 ("Plaintiff"), individually and on behalf of all other persons similarly situated, by Plaintiff's undersigned attorneys, for Plaintiff's complaint against Defendants (defined below), alleges the following based upon personal knowledge as to Plaintiff and Plaintiff's own acts, and information and belief as to all other matters, based upon, inter alia, the investigation conducted by and through Plaintiff's attorneys, which included, among other things, a review of the defendants' public documents, and announcements made by defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding Infinity Q Diversified Alpha Fund (the "Fund"), analysts' reports and advisories, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support exists and/or will exist for the allegations set forth herein, after a reasonable opportunity for discovery.

## NATURE OF THE ACTION

1.      This is a federal securities class action on behalf of all persons and entities that purchased shares of the Infinity Q Diversified Alpha Fund (the "Fund") (tickers: IQDAX and IQDNX) between December 21, 2018 and February 22, 2021, both dates inclusive (the "Class Period"), *and* all persons and entities that held shares of the Fund as of February 22, 2021 and were affected by the wrongdoing alleged herein (the "Class").  Plaintiff seeks to recover compensable damages caused by Defendants' violations of the federal securities laws under the Securities Exchange Act of 1934 (the "Exchange Act").

## JURISDICTION AND VENUE

2.      The claims asserted herein arise under and pursuant to §§9(f), 10(b) and 20(a) of the Exchange Act (15 U.S.C. §78i, 78j(b) and §78t(a)) and Rule 10b-5 promulgated thereunder by the SEC (17 C.F.R. §240.10b-5).

3.      This Court has jurisdiction over the subject matter of this action under 28 U.S.C. §1331 and §27 of the Exchange Act.

4.      Venue is proper in this judicial district pursuant to §27 of the Exchange Act (15 U.S.C. §78aa) and 28 U.S.C. §1391(b) as the alleged misstatements entered and subsequent damages took place within this judicial district.

5.      In connection with the acts, conduct and other wrongs alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the United States mail, interstate telephone communications and the facilities of the national securities exchange.

## PARTIES

6.      Plaintiff, as set forth in the accompanying certification, incorporated by reference herein, purchased shares of the Fund during the Class Period and held Fund shares as of February 22, 2021, and was economically damaged thereby.

7.      Defendant Trust for Advised Portfolios ("the Trust") is the registrant and issuer of the Fund. The Trust is a Delaware statutory trust registered as an open-ended, management investment company with 18 series, including the Fund.

8.      Defendant Infinity Q Capital Management, LLC ("Infinity Q") is a registered investment advisor that purports to provide hedge fund strategies to institutional and retail investors. Infinity Q acts as investment advisor to the Fund pursuant to an Investment Advisory Agreement. Infinity Q's principal executive offices are located at 888 7th Avenue, Suite 3700, New York, NY 10106.

9.      Defendant Christopher E. Kashmerick ("Kashmerick") served as the President, Principal Executive Officer, and Trustee for the Trust. Kashmerick signed the Trust's prospectuses.

10.     Defendant John C. Chrystal ("Chrystal") served as a Trustee for the Trust. Chrystal signed the Trust's Prospectuses.

11.     Defendant Albert J. DiUlio, S.J. ("DiUlio") served as a Trustee for the Trust. DiUlio signed the Trust's Prospectuses.

12.     Defendant Harry E. Resis ("Resis") served as a Trustee for the Trust. Resis signed the Trust's Prospectuses.

13.     Defendant Russell B. Simon ("Simon") served as a Treasurer and Principal Financial Officer for the Trust. Simon signed the Trust's Prospectuses.

14.     Defendant Leonard Potter ("Potter") is the Chief Executive Officer of Infinity Q.

15.     Defendant James Velissaris ("Velissaris") is the founder and Chief Investment Officer of Infinity Q.

16.     Defendants Kashmerick, Chrystal, DiUlio, Resis, Simon, Potter, and Velissaris shall be collectively referred to as the "Individual Defendants."

17.     The Trust, Infinity Q, and the Individual Defendants are referred to herein, collectively, as the "Defendants."

## SUBSTANTIVE ALLEGATIONS
### Materially False and Misleading Statements

18.     On December 21, 2018, the Trust filed a post-effective amendment to its Registration Statement pursuant to Rule 485B on Form N-1A, to become effective December 31, 2018 (the "2019 Prospectus"). The 2019 Prospectus was signed by the Individual Defendants.

19.     The 2019 Prospectus stated the following concerning Fund pricing, or Net Asset Value ("NAV") determination:

> Shares of the Fund are sold at NAV per share which is calculated as of the close of regular trading (generally, 4:00 p.m., Eastern Time) on each day that the New York Stock Exchange ("NYSE") is open for unrestricted business. However, the Fund's NAV may be calculated earlier if trading on the NYSE is restricted or as permitted by the SEC. The NYSE is closed on weekends and most national holidays, including New Year's Day, Martin Luther King, Jr. Day, Washington's Birthday/Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The NAV will not be calculated on days when the NYSE is closed for trading.
>
> Purchase and redemption requests are priced based on the next NAV per share calculated after receipt of such requests. The NAV is the value of the Fund's securities, cash and other assets, minus all expenses and liabilities (assets —liabilities = NAV). NAV per share is determined by dividing NAV by the number of shares outstanding

(NAV/ # of shares = NAV per share). The NAV takes into account the expenses and fees of the Fund, including management and administration fees, which are accrued daily.

In calculating the NAV, portfolio securities are valued using current market values or official closing prices, if available. Each security owned by the Fund that is listed on a securities exchange is valued at its last sale price on that exchange on the date as of which assets are valued. Where the security is listed on more than one exchange, the Fund will use the price of the exchange that the Fund generally considers to be the principal exchange on which the security is traded.

When reliable market quotations are not readily available or the Fund's pricing service does not provide a valuation (or provides a valuation that in the judgment of the Adviser does not represent the security's fair value) or when, in the judgment of the Adviser, events have rendered the market value unreliable, a security or other asset is valued at its fair value as determined under procedures approved by the Board. Valuing securities at fair value is intended to ensure that the Fund is accurately priced and involves reliance on judgment. Fair value determinations are made in good faith in accordance with the procedures adopted by the Board. The Board will regularly evaluate whether the Fund's fair valuation pricing procedures continue to be appropriate in light of the specific circumstances of the Fund and the quality of prices obtained through their application by the Trust's valuation committee. There can be no assurance that the Fund will obtain the fair value assigned to a security if it were to sell the security at approximately the time at which the Fund determines its NAV per share.

Fair value pricing may be applied to non-U.S. securities. The trading hours for most non-U.S. securities end prior to the close of the NYSE, the time that the Fund's NAV is calculated. The occurrence of certain events after the close of non-U.S. markets, but prior to the close of the NYSE (such as a significant surge or decline in the U.S. market) often will result in an adjustment to the trading prices of non-U.S. securities when non-U.S. markets open on the following business day. If such events occur, the Fund may value non-U.S. securities at fair value, taking into account such events, when it calculates its NAV. In such cases, use of fair valuation can reduce an investor's ability to seek to profit by estimating the Fund's NAV per share in advance of the time the NAV per share is calculated. The Adviser anticipates that the Fund's portfolio holdings will be fair valued when market quotations for those holdings are considered unreliable.

Other types of securities that the Fund may hold for which fair value pricing might be required include, but are not limited to: (a) investments which are not frequently traded and/or the market price of which the Adviser believes may be stale; (b) illiquid securities, including "restricted" securities and private placements for which there is no public market; (c) securities of an issuer that has entered into a restructuring; (d) securities whose trading has been halted or suspended; and (e) fixed income securities that have gone into default and for which there is not a current market value quotation.

20.    The 2019 Prospectus stated the following concerning valuation of securities that did not have current market quotations:

> The Board has delegated day-to-day valuation matters to a Valuation Committee that is comprised of the Trust's President, Treasurer and Assistant Treasurer and is overseen by the Trustees. The function of the Valuation Committee is to review each Adviser's valuation of securities held by any series of the Trust for which current and reliable market quotations are not readily available. Such securities are valued at their respective fair values as determined in good faith by each Adviser, and the Valuation Committee gathers and reviews Fair Valuation Forms that are completed by an Adviser to support its determinations, and which are subsequently reviewed and ratified by the Board. The Valuation Committee meets as needed. The Valuation Committee met twelve times during the fiscal year ended August 31, 2019, with respect to the Fund.

21.    The 2019 Prospectus explained that the Fund implemented its strategy by investing in swaps:

> The Fund implements these strategies by investing globally (including in emerging markets) either directly in, or through total return swaps on a broad range of instruments, including, but not limited to, equities, bonds (including but not limited to high-yield or "junk" bonds), currencies, commodities, MLPs, credit derivatives, convertible securities, futures, forwards, options, including complex options such as barrier options. The Fund may also invest up to 25% of its assets in a subsidiary that is invested in these types of derivative instruments (the "Subsidiary") as described further below. The Fund has no limits with respect to the credit rating, maturity or duration of the debt securities in which it may invest.

22.    The 2019 Prospectus stated the following concerning valuation risk:

> Valuation Risk. The sales price the Fund could receive for any particular portfolio investment may differ from the Fund's valuation of the investment, particularly for securities or other investments that trade in thin or volatile markets or that are valued using a fair value methodology. Investors who purchase or redeem Fund shares on days when t3he Fund is holding fair-valued securities may receive fewer or more shares or lower or higher redemption proceeds than they would have received if the Fund had not fair-valued securities or had used a different valuation methodology. Valuation may be more difficult in times of market turmoil since many investors and market makers may be reluctant to purchase complex instruments or quote prices for them. The Fund's ability to value its investments may be impacted by technological issues and/or errors by pricing services or other third party service providers.

23.     The 2019 Prospectus reported that the Fund's net asset value was $10.37 per investor class share as of August 31, 2018, with a total return of 11.28% for the previous year ended August 31, 2018, and $10.42 per institutional class share as of August 31, 2018, with a total return of 11.52% for the previous year ended August 31, 2018.

24.     On December 20, 2019, the Trust filed a post-effective amendment pursuant to Rule 485B to its Registration Statement on Form N-1A, to become effective December 31, 2019 (the "2020 Prospectus"). The 2020 Prospectus was signed by the Individual Defendants.

25.     The 2020 Prospectus echoed the 2019 Prospectus concerning NAV calculation, valuation of securities, and swaps, as described in ¶¶19-22.

26.     The 2020 Prospectus reported that the Fund's net asset value was $11.54 per investor class share as of August 31, 2019, with a total return of 3.48% for the previous year ended August 31, 2019, and $11.62 per institutional class share as of August 31, 2019, with a total return of 3.81% for the previous year ended August 31, 2019.

27.     The statements referenced in ¶¶18-26 were materially false and/or misleading because they misrepresented and failed to disclose the following adverse facts pertaining to the Fund's business, operational and financial results, which were known to Defendants or recklessly disregarded by them. Specifically, Defendants made false and/or misleading statements and/or failed to disclose that: (1) Infinity Q's Chief Investment Officer made adjustments to certain parameters within the third-party pricing model that affected the valuation of the swaps held by the Fund; (2) consequently, Infinity Q would not be able to calculate NAV correctly; (3) as a result, the previously reported NAVs were unreliable; (4) because of the foregoing, the Fund would halt redemptions and liquidate its assets; and (5) as a result, the Prospectuses were materially false and/or misleading and failed to state information required to be stated therein.

## The Truth Emerges

28.     On February 22, 2021, Infinity Q filed a request with the SEC for an order pursuant

to Section 22(e)(3) of the Investment Company Act of 1940 suspending the right of redemption with

respect to shares of the Fund, effective February 19, 2021, because of Infinity Q's inability to

determine NAV. The request also stated that the Fund was liquidating its portfolio and distributing its

assets to shareholders. The request stated, in pertinent part:

> H.  Relief Requested
> Applicants hereby request an order pursuant to Section 22(e) of the 1940 Act to
> suspend the right of redemption with respect to shares of the Fund effective
> February 19, 2021 and postpone the date of payment of redemption proceeds with
> respect to redemption orders received but not yet paid as of February 22, 2021
> for more than seven days after the tender of securities to the Fund, until the Fund
> completes the liquidation of its portfolio and distributes all its assets to current
> and former shareholders, as described in the conditions, or, if earlier, the
> Commission rescinds the order granted pursuant hereto. Applicants believe that
> the relief requested is appropriate for the protection of shareholders of the Fund.
> Section 22(e)(1) of the 1940 Act provides that a registered investment company
> may not suspend the right of redemption or postpone the date of payment or
> satisfaction upon redemption of any redeemable securities in accordance with its
> terms for more than seven days except for any period during which the New York
> Stock Exchange ("NYSE") is closed other than customary week-end and holiday
> closing, or during trading on which the NYSE is restricted.
>
> Section 22(e)(3) of the 1940 Act provides that redemptions may also be
> suspended by a registered investment company for such other periods as the
> Commission may by order permit for the protection of security holders of the
> registered investment company. As such, only the Commission has the authority
> to suspend redemptions.
>
> III. Justification for the Relief Requested
> The circumstances leading to the request for relief arise from Infinity Q's
> inability, as required under the Fund's valuation procedures, to value certain Fund
> holdings and the Fund's resulting inability to calculate net asset value ("NAV").
> As disclosed in the Fund's statement of additional information, in calculating the
> Fund's NAV, any Fund holdings for which current and reliable market quotations
> are not readily available "are valued at their respective fair values as determined
> in good faith by [the] Adviser" under procedures approved and overseen by the

Board of Trustees of the Trust (the "Board"). The Fund's current portfolio includes swap instruments (the "Swaps") for which Infinity Q calculates fair value using models provided by a third-party pricing vendor. As of February 18, 2021, the Fund's reported NAV was derived using a valuation for these Swaps that resulted in the value of the Swaps constituting approximately 18% of the Fund's reported NAV.

On February 18, 2021, based on information learned by the Commission staff and shared with Infinity Q, Infinity Q informed the Fund that Infinity Q's Chief Investment Officer had been adjusting certain parameters within the third-party pricing model that affected the valuation of the Swaps. On February 19, 2021, Infinity Q informed the Fund that at such time it was unable to conclude that these adjustments were reasonable, and, further, that it was unable to verify that the values it had previously determined for the Swaps were reflective of fair value. Infinity Q also informed the Fund that it would not be able to calculate a fair value for any of the Swaps in sufficient time to calculate an accurate NAV for at least several days. Infinity Q and the Fund immediately began the effort to value these Swap positions accurately to enable the Fund to calculate an NAV, which effort includes the retention of an independent valuation expert. However, Infinity Q and the Fund currently believe that establishing and verifying those alternative methods may take several days or weeks. Infinity Q and the Fund are also determining whether the fair values calculated for positions other than the Swaps are reliable, and the extent of the impact on historical valuations. As a result, the Fund was unable to calculate an NAV on February 19, 2021, and it is uncertain when the Fund will be able to calculate an NAV that would enable it to satisfy requests for redemptions of Fund shares.

The Fund and Infinity Q believe that the best course of action for current and former shareholders of the Fund is to liquidate the Fund in a reasonable period of time, determine the extent and impact of the historical valuation errors, and return the maximum amount of proceeds to such shareholders. Relief permitting the Fund to suspend redemptions and postpone the date of payment of redemption proceeds with respect to redemption orders received but not yet paid will permit the Fund to arrive at a valuation for the Swaps and any other portfolio holdings for which current and reliable market quotations are not available, and to liquidate its holdings in an orderly manner.

Applicants submit that granting the requested relief would be for the protection of the shareholders of the Fund, as provided in Section 22(e)(3) of the 1940 Act. Applicants assert that in requesting an order by the Commission, the goal of the Board and Infinity Q is to ensure that the Fund's current and former shareholders will be treated appropriately in view of the otherwise detrimental effect on the Fund of Infinity Q's inability to calculate a fair value for any of the Swaps and an accurate NAV for the Fund. The requested relief is intended to permit an orderly liquidation of the Fund's portfolio and ensure that all of the shareholders are protected in the process.

29.     As a result of Defendants' wrongful acts and omissions, and the precipitous decline in the market value of the Fund's shares, Plaintiff and other Class members have suffered significant losses and damages.

## PLAINTIFF'S CLASS ACTION ALLEGATIONS

30.     Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all those who purchased the publicly traded securities of the Fund during the Class Period or who held shares of the Fund as of February 22, 2021 (the "Class"); and were damaged upon the revelation of the alleged corrective disclosure and Defendants' price manipulation. Excluded from the Class are Defendants herein, the officers and directors of the Trust and Infinity Q, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

31.     The members of the Class are so numerous that joinder of all members is impracticable. Throughout the Class Period, the Fund's shares were actively traded on the NASDAQ. While the exact number of Class members is unknown to Plaintiff at this time and can be ascertained only through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

33.     Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

34.     Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation. Plaintiff has no interests antagonistic to or in conflict with those of the Class.

35.     Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a)     whether Defendants' acts as alleged violated the federal securities laws;

(b)     whether Defendants' statements to the investing public during the Class Period misrepresented material facts about the financial condition, business, operations, and management of the Fund;

(c)     whether Defendants' statements to the investing public during the Class Period omitted material facts necessary to make the statements made, in light of the circumstances under which they were made, not misleading;

(d)     whether the Individual Defendants caused the Trust to issue false and misleading SEC filings and public statements during the Class Period;

(e)     whether Defendants acted knowingly or recklessly in issuing false and misleading SEC filings and public statements during the Class Period;

(f)     whether the prices of the Fund's shares during the Class Period were artificially inflated because of the Defendants' conduct complained of herein; and

(g)     whether the members of the Class have sustained damages and, if so, what is the proper measure of damages.

36.     A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

37.     Plaintiff will rely, in part, upon the presumption of reliance established by the fraud-on-the-market doctrine in that:

(a)   Defendants made public misrepresentations or failed to disclose material facts during the Class Period;

(b)   the omissions and misrepresentations were material;

(c)   the Fund's shares are traded in efficient markets;

(d)   the Fund's shares were liquid and traded with moderate to heavy volume during the Class Period;

(e)   the Fund traded on the NASDAQ, and was covered by multiple analysts;

(f)   the misrepresentations and omissions alleged would tend to induce a reasonable investor to misjudge the value of the Fund's shares; Plaintiff and members of the Class purchased and/or sold the Fund's shares between the time the Defendants failed to disclose or misrepresented material facts and the time the true facts were disclosed, without knowledge of the omitted or misrepresented facts; and

(g)   Unexpected material news about the Fund was rapidly reflected in and incorporated into the Fund's share price during the Class Period.

38.   Based upon the foregoing, Plaintiff and the members of the Class are entitled to a presumption of reliance upon the integrity of the market.

39.   Alternatively, Plaintiff and the members of the Class are entitled to the presumption of reliance established by the Supreme Court in *Affiliated Ute Citizens of the State of Utah v. United States*, 406 U.S. 128 (1972), as Defendants omitted material information in their Class Period statements in violation of a duty to disclose such information, as detailed above.

## COUNT I

### Violation of Section 10(b) of The Exchange Act and Rule 10b-5
### Against All Defendants

40.   Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

41.   This Count is asserted against the Trust, Infinity Q and the Individual Defendants and is based upon Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5 promulgated thereunder by the SEC.

42.     During the Class Period, the Trust, Infinity Q, and the Individual Defendants, individually and in concert, directly or indirectly, disseminated or approved the false statements specified above, which they knew or deliberately disregarded were misleading in that they contained misrepresentations and failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

43.     In addition, the Trust, Infinity Q, and the Individual Defendants violated §10(b) of the 1934 Act and Rule 10b-5 in that they: employed devices, schemes and artifices to defraud; made untrue statements of material facts or omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and/or engaged in acts, practices and a course of business that operated as a fraud or deceit upon plaintiff and others similarly situated in connection with their purchases of the Fund's shares during the Class Period.

44.     The Trust, Infinity Q, and the Individual Defendants acted with scienter in that they knew that the public documents and statements issued or disseminated in the name of the Trust were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the securities laws. These defendants by virtue of their receipt of information reflecting the true facts of the Fund, their control over, and/or receipt and/or modification of the Trust's allegedly materially misleading statements, and/or their associations with the Fund which made them privy to confidential proprietary information concerning the Fund, participated in the fraudulent scheme alleged herein.

45.     Individual Defendants, who are the senior officers and/or directors, had actual knowledge of the material omissions and/or the falsity of the material statements set forth above, and

intended to deceive Plaintiff and the other members of the Class, or, in the alternative, acted with reckless disregard for the truth when they failed to ascertain and disclose the true facts in the statements made by them or other personnel to members of the investing public, including Plaintiff and the Class.

46.     As a result of the foregoing, the market price of the Fund's shares was artificially inflated during the Class Period. In ignorance of the falsity of the Trust's, Infinity Q's and the Individual Defendants' statements, Plaintiff and the other members of the Class relied on the statements described above and/or the integrity of the market price of the Fund's shares during the Class Period in purchasing the Fund's shares at prices that were artificially inflated as a result of the Trust, Infinity Q, and the Individual Defendants' false and misleading statements.

47.     Had Plaintiff and the other members of the Class been aware that the market price of the Fund's shares had been artificially and falsely inflated by the Defendants' misleading statements and by the material adverse information which the Defendants did not disclose, they would not have purchased the Fund's shares at the artificially inflated prices that they did, or at all.

48.     As a result of the wrongful conduct alleged herein, Plaintiff and other members of the Class have suffered damages in an amount to be established at trial.

49.     By reason of the foregoing, the Trust, Infinity Q, and the Individual Defendants have violated Section 10(b) of the 1934 Act and Rule 10b-5 promulgated thereunder and are liable to the Plaintiff and the other members of the Class for substantial damages which they suffered in connection with their purchases of the Fund's shares during the Class Period.

## COUNT II

### Violation of Section 9 of The Exchange Act
### Against All Defendants

50.     Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

51.     This Count is asserted against the Trust, Infinity Q and the Individual Defendants and is based upon Section 9(f) of the Exchange Act, 15 U.S.C. § 78i.

52.     Defendants violated §9 of the Exchange Act in that they engaged in a scheme to inflate the NAV of the Fund.  Further, through their dissemination of the false statements set forth herein, Defendants misled investors concerning the nature of their actions and its effect on the Fund's NAV.

53.     As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their holdings of the Fund.

## COUNT III

### Violation of Section 20(a) of The Exchange Act
### Against the Individual Defendants

54.     Plaintiff repeats and realleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

55.     During the Class Period, the Individual Defendants participated in the operation and management of the Trust and Infinity Q, and conducted and participated, directly and indirectly, in the conduct of the Trust and Infinity Q's business affairs. Because of their senior positions, they knew the adverse non-public information regarding the Trust and Infinity Q's business practices.

56.     As officers and/or directors, the Individual Defendants had a duty to disseminate accurate and truthful information with respect to the Fund's financial condition and results of operations, and to correct promptly any public statements issued by the Trust or Infinity Q which had become materially false or misleading.

57.     Because of their positions of control and authority as senior officers, the Individual Defendants were able to, and did, control the contents of the various reports, press releases and

public filings which the Trust and Infinity Q disseminated in the marketplace during the Class Period. Throughout the Class Period, the Individual Defendants exercised their power and authority to cause the Trust and Infinity Q to engage in the wrongful acts complained of herein. The Individual Defendants, therefore, were "controlling persons" of the Trust and Infinity Q within the meaning of Section 20(a) of the Exchange Act. In this capacity, they participated in the unlawful conduct alleged which artificially inflated the market price of the Fund's shares.

58.     Each of the Individual Defendants, therefore, acted as a controlling person of the Trust and Infinity Q. By reason of their senior management positions and/or being directors of the Trust and Infinity Q, each of the Individual Defendants had the power to direct the actions of, and exercised the same, to cause the Trust and Infinity Q to engage in the unlawful acts and conduct complained of herein. Each of the Individual Defendants exercised control over the general operations of the Trust and Infinity Q and possessed the power to control the specific activities which comprise the primary violations about which Plaintiff and the other members of the Class complain.

59.     By reason of the above conduct, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act for the violations committed by the Trust and Infinity Q.

## PRAYER FOR RELIEF

**WHEREFORE**, Plaintiff demands judgment against Defendants as follows:

A.     Determining that the instant action may be maintained as a class action under Rule 23 of the Federal Rules of Civil Procedure, and certifying Plaintiff as the Class representative;

B.     Requiring Defendants to pay damages sustained by Plaintiff and the Class by reason of the acts and transactions alleged herein;

C.     Awarding Plaintiff and the other members of the Class prejudgment and post-judgment interest, as well as their reasonable attorneys' fees, expert fees, and other costs; and

D.     Awarding such other and further relief as this Court may deem just and proper.

## DEMAND FOR TRIAL BY JURY

Plaintiff hereby demands a trial by jury.

Dated: April 27, 2021                                  Respectfully submitted,

                                                       **SCOTT+SCOTT ATTORNEYS AT LAW LLP**

                                                       /s/ *Thomas L. Laughlin, IV*
                                                       Thomas L. Laughlin, IV
                                                       Rhiana L. Swartz
                                                       The Helmsley Building
                                                       230 Park Avenue, 17th Floor
                                                       New York, NY 10169
                                                       Telephone: (212) 223-6444
                                                       Facsimile: (212) 223-6334
                                                       tlaughlin@scott-scott.com
                                                       rswartz@scott-scott.com

                                                       *Counsel for Plaintiff*


                                                       **CRIDEN & LOVE, P.A.**
                                                       Michael E. Criden
                                                       Lindsey Grossman
                                                       7301 SW 57th Court, Suite 515
                                                       South Miami, FL 33143
                                                       Telephone: (305) 357-9000
                                                       Facsimile: (305) 357-9050
                                                       mcriden@cridenlove.com
                                                       lgrossman@cridenlove.com

                                                       *Additional Counsel for Plaintiff*

## CERTIFICATION PURSUANT TO THE FEDERAL SECURITIES LAWS

I, Leonard Sokolow, as Trustee of the Leonard J. and Sharon R. Sokolow Revocable Trust 4/18/18 (the "Trust"), hereby certify:

1. I have reviewed the complaint and authorize its filing and the filing of lead plaintiff motion papers on behalf of myself and the Trust.

2. I am duly authorized to institute legal action on the Trust's behalf, including legal action regarding investments in the Infinity Q Diversified Alpha Fund (the "Fund").

3. I and the Trust are willing to serve as representative parties on behalf of a Class of investors in the Infinity Q Diversified Alpha Fund (the "Fund"), including providing testimony at deposition and trial, if necessary.

4. My and the Trusts' transactions in the Fund during the Class Period and relating to shares held at the end of the Class Period are set forth in the attached **Schedule A**.

5. I and the Trust did not purchase the securities that are the subject of this action at the direction of plaintiff's counsel or in order to participate in any private action arising under the federal securities laws.

6. I and the Trust have not sought to serve as a representative party or lead plaintiff on behalf of a class in any private actions arising under the federal securities laws and filed during the three-year period preceding the date on which this certification is signed.

7. I and the Trust will not accept any payment for serving as a representative party on behalf of the Class beyond the *pro rata* share of any recovery, except for such reasonable costs and expenses (including lost wages) directly relating to the representation of the Class as ordered or approved by the Court.

I declare under penalty of perjury that the foregoing is true and correct.

Executed at   Boca Raton, FL                     . (City, State)

04/27/2021

DATE



SIGNATURE

# Schedule A

| | | | | |
|---|---|---|---|---|
| **INFINITY Q DIVERS ALPHA-INV** | **Ticker:** | **IQDNX** | **Cusip:** | **89832P705** |
| **Leonard J Sokolow and Sharon R Sokolow Trust** | **Purchases:** | **DATE** | **SHARES** | **PRICE** |
| | | 7/18/2016 | 1,044 | $9.97 |
| | | 1/31/2020 | 18,702 | $12.03 |

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

In re INFINITY Q DIVERSIFIED )
ALPHA FUND SECURITIES )
LITIGATION )
)
_____ )
)
This Document Relates To: )
)
The Consolidated Action )
)
_____ )

Index No. 651295/2021

CLASS ACTION

Part 53: Justice Andrew S. Borrok

**CONSOLIDATED COMPLAINT FOR VIOLATIONS OF THE SECURITIES ACT OF 1933**

**DEMAND FOR JURY TRIAL**

Plaintiffs Andrea Hunter ("Hunter"), David Rosenstein ("Rosenstein"), and Neil O'Connor ("O'Connor") (together, "Plaintiffs"), individually and on behalf of all other persons similarly situated, by Plaintiffs' undersigned attorneys, for Plaintiffs' complaint against Defendants, allege the following based upon personal knowledge as to Plaintiffs and Plaintiffs' own acts, and upon information and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through Plaintiffs' attorneys, which included, among other things, a review of the Defendants' public documents, conference calls and announcements made by Defendants, United States ("U.S.") Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding Infinity Q Diversified Alpha Fund (the "Fund"), analysts' reports and advisories about the Fund, and information readily obtainable on the Internet. Plaintiffs believe that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

### NATURE OF THE ACTION

1. This is a federal securities class action on behalf of a class consisting of all persons and entities other than Defendants (defined herein) that purchased Infinity Q Diversified Alpha Fund Investor Class (IQDAX) or Institutional Class (IQDNX) shares during the period of February

1

25, 2018 through February 18, 2021, inclusive (the "Class Period") pursuant and/or traceable to prospectuses dated February 1, 2018, December 31, 2018, or December 31, 2019 (the "Prospectuses"), which were filed with the SEC as part of registration statements, seeking to recover compensable damages caused by Defendants' violations of the federal securities laws and to pursue remedies under Sections 11, 12, and 15 of the Securities Act of 1933 (the "1933 Act" or "Securities Act").

2.    Plaintiffs, individually and on behalf of all other persons similarly situated, allege the following upon personal knowledge as to themselves and their own acts, and as to all other matters upon information and belief, based upon the investigation made by and through their undersigned counsel, which included, *inter alia*, review of SEC filings, various websites and Internet sources, analyst reports, news articles, and other publicly available information.

3.    Plaintiffs allege that the Fund, through its investment advisor, trustees, underwriter, auditor and other Defendants violated the Securities Act by registering, offering, and selling shares of the Fund pursuant to false and misleading registration statements and prospectuses. This action asserts strict liability, non-fraud claims under Sections 11, 12, and 15 of the Securities Act.

4.    Infinity Q Diversified Alpha Strategy Fund launched in 2014 and held itself out from the very beginning as a hedge fund for the masses. Its website proclaimed: "Innovative Hedge Fund Strategies – Providing innovative hedge fund strategies to institutional and retail investors."

5.    The Fund's allure came from the close connection between founder and Chief Investment Officer, James Velissaris, and the veteran private equity billionaire, David Bonderman.

6.    Bloomberg, for example, ran an article in 2015 entitled: "Private Equity Billionaire Is Now Selling a Hedge Fund for the Masses." The article stated:

> *David Bonderman amassed a $3 billion fortune in private equity for sophisticated investors. He's now selling hedge fund strategies to the masses.*

2

Bonderman, whose TPG Capital has owned companies such as Continental Airlines and retailer J Crew Group Inc., is using a family office that manages a portion of his money – Wildcat Capital Management – to back a startup investment business. *Infinity Q Capital Management is offering retail and other investors a version of the hedge fund programs it uses for the billionaire, said James Velissaris, chief investment officer for the new firm.*

Run by Wildcat employees, Infinity Q can sell products such as liquid alternative mutual funds to outside investors. It means Bonderman, 72, can profit from the expertise of his personal money managers, who in turn can earn more money.

(Emphasis added.)

7.      The Fund's website further underscored the link between Bonderman and the Fund:

*Infinity Q Capital Management is a pioneering investment advisor managed by David Bonderman's family office.* The Investment team at InfinityQ develops next generation forecasting models to identify persistent behavioral biases across global markets. Infinity Q uses volatility strategies to manage mutual funds, hedge funds and separately managed accounts.

*Our "quantamental" approach combines the depth of private equity with the breadth of quantitative research to blend next generation forecasting models with rigorous fundamental analysis.*

(Emphasis added.)

8.      The Fund's Annual Reports to Shareholders also touted the Fund's ability to

provide exposure to alternative strategies used by hedge fund and private equity investors like

Bonderman:

Dear Shareholder:

*Infinity Q Capital Management is a pioneering investment firm managed by a team of professionals who also manage assets for Wildcat Capital Management, the family investment office for David Bonderman, the co-founder of $75 Billion private equity firm TPG.* The Infinity Q Diversified Alpha Fund (the "Fund") attempts to generate positive absolute returns by providing exposure to several "alternative" strategies including Volatility, Equity Long/Short, Relative Value, and Global Macro. Our strategies are intended to have a low correlation to equity, fixed income, and credit markets.

*We believe our "quantamental" approach provides a unique investment framework. Our strategies seek to combine the breadth of quantitative investing with the depth of private equity investing.*

(Emphasis added.)

3

9. The Fund's "alternative strategies" referred, in large part, to investments in total return swaps. Total return swaps (or "swap contacts" or "swaps") are contracts by which parties agree to exchange sums equal to the income streams produced by specified assets.

10. Because the value of swap contracts can depend on a variety of factors, they have the potential to offer returns that do not move in sync with overall stock and bond markets.

11. For a time, attracted by the connection to David Bonderman and ostensibly market-beating returns, investors flocked to the Fund. According to an SEC filing, $787 million poured into the Fund in the 12 months ended last August alone.

12. Mutual funds like the Fund are required to value their assets every day in order to compute their net asset value ("NAV"). NAV is calculated by dividing the total value of the cash and securities in a fund, less any liabilities, by the number of shares outstanding. The daily calculation of the NAV is critical to market confidence and necessary for the market to value the shares of any mutual fund.

13. The opaque nature of swap contracts can make them notoriously difficult to value. For this reason, Infinity Q relied on models provided by third-party pricing services to determine the value of certain of the Fund's swap contracts for the purpose of calculating the daily NAV.

14. On February 22, 2021, in a filing with the SEC, the Fund publicly disclosed that Infinity Q's Chief Investment Officer, James Velissaris, had been "adjusting certain parameters within the third-party pricing model that affected the valuation of the Swaps" held by the Fund. According to the filing, the Fund had learned of Velissaris's conduct from an SEC investigation.

15. The Fund admitted that "it was unable to verify that the values it had previously determined for the Swaps were reflective of fair value." The Fund further admitted that it was unable to verify whether the values for positions other than Swaps were reliable, and that it could not calculate a NAV that would enable it to satisfy requests for redemptions of Fund shares.

4

16. The Fund's disclosure made clear that unreliable and very likely inflated valuations of Fund assets had been reported to investors in SEC filings and the Fund's daily NAV calculations for an untold period of time.

17. Due to Velissaris's malfeasance, the Fund requested that the SEC halt redemptions in the Fund while the Fund liquidates its assets.

18. The SEC took the extraordinary step of indefinitely halting redemptions in the Fund's shares the same day, effective as of February 19, 2021.

19. As a result, the Fund's investors are unable to take their money out of the Fund, and are left to wait and wonder what their investment in the Fund is actually worth.

20. An update posted to the Fund's website on March 11, 2021 stated:

> Although the Fund is still calculating the proceeds from the liquidations to date, it anticipates that the proceeds from liquidating the swaps and other portfolio positions liquidated to date will be less than the aggregate value ascribed to those instruments by Infinity Q and the Fund on February 18, 2021, the last day an NAV was calculated for the Fund. As a result, the amount of Fund assets available for possible distribution to shareholders, before taking into account the reserve described below, will be less than the net assets of the Fund as valued on February 18, 2021.

21. The update went on to state that, as of March 9, 2021, the Fund held a total of approximately $1.2 billion in cash or cash equivalents, over $500 million less than the NAV that the Fund had calculated just a few weeks before.

22. As a result of Defendants' wrongful acts and omissions, Plaintiffs and other Class Members have suffered significant damages.

**JURISDICTION AND VENUE**

23. The claims alleged herein arise under Sections 11, 12(a)(2), and 15 of the 1933 Act, 15 U.S.C. §§77k, 771(a)(2), and 77o, and this Court has original subject matter jurisdiction of those claims.


5

24.     This Court also has jurisdiction over the subject matter of this action pursuant to Section 22 of the 1933 Act. Section 22 of the 1933 Act expressly prohibits removal of this action to federal court. *See Cyan, Inc. v. Beaver Cty. Emps. Ret. Fund*, 138 S. Ct. 1061, 1075 (2018).

25.     The Court has personal jurisdiction over each of the Defendants under N.Y. C.P.L.R. §§301 and 302, and venue is proper in this County pursuant to §22 of the 1933 Act and N.Y. C.P.L.R. §503. The Defendants conducted business in this District, the false and misleading Registration Statements and Prospectuses were in part prepared and reviewed in this District, and Infinity Q is located in this District. The Fund's shares trade on a market located in New York as well.

**PARTIES**

26.     Plaintiffs each purchased Fund shares pursuant and/or traceable to the Prospectuses and suffered damages as a result of the federal securities law violations and false and/or misleading statements and/or material omissions alleged herein.

27.     Defendant Trust for Advised Portfolios ("Trust") is the registrant and issuer of the Fund, a mutual fund registered as an investment company under the Investment Company Act of 1940. The Trust is a Delaware statutory trust registered as an open-end, management investment company with 18 series, including the Fund. The Trust is run by a Board of Trustees (the "Board" or the "Trustees").

28.     Defendant Infinity Q Capital Management, LLC ("Infinity Q") is a registered investment advisor under the Investment Advisers Act of 1940 that purports to provide hedge fund strategies to institutional and retail investors. Infinity Q acts as investment advisor to the Fund pursuant to an Investment Advisory Agreement. Infinity Q's principal executive offices are located at 888 7th Avenue, Suite 3700, New York, New York 10106. As of January 31, 2021, Infinity Q

6

valued its assets under management at approximately $3 billion, approximately $1.8 billion of which was attributable to the Fund.

29.     Defendant Quasar Distributors, LLC ("Quasar") was the principal underwriter of the Fund during the relevant period. Quasar has executed an agreement with the Trust for the sale of Fund shares to the public, and received fees, commissions and/or profits from these sales. Quasar is a registered broker-dealer and a member of the Financial Industry Regulatory Authority. Quasar's failure to conduct an adequate due diligence investigation was a substantial factor leading to the harm complained of herein.

30.     Defendant Christopher E. Kashmerick ("Kashmerick") served as the President, Principal Executive Officer, and Trustee for the Trust.    Kashmerick signed the Trust's Prospectuses.

31.     Defendant John C. Chrystal ("Chrystal") served as a Trustee for the Trust. Chrystal signed the Trust's Prospectuses.

32.     Defendant Albert J. DiUlio, S.J. ("DiUlio") served as a Trustee for the Trust. DiUlio signed the Trust's Prospectuses.

33.     Defendant Harry E. Resis ("Resis") served as a Trustee for the Trust.  Resis signed the Trust's Prospectuses.

34.     Defendants Kashmerick, Chrystal, DiUlio, and Resis shall be collectively referred to as the "Trustee Defendants."

35.     Defendant Russell B. Simon ("Simon") served as a Treasurer and Principal Financial Officer for the Trust. Simon signed the Trust's Prospectuses.

36.     Defendant Steven J. Jensen ("Jensen") is the Vice President and Chief Compliance and AML Officer of the Trust. Jensen is a control person of the Trust.

37.     Scott Lindell ("Lindell") is the Chief Risk Officer of Infinity Q. Lindell is a control person of Infinity Q.

38.     Defendant Leonard Potter ("Potter") is the Chief Executive Officer and a control person of Infinity Q. Potter is also employed by Wildcat Capital Management, LLC, an affiliate of Defendant Bonderman Family Limited Partnership, LP.

39.     Defendant James Velissaris ("Velissaris") is a Director of Infinity Q. He is the founder of Infinity Q and served as its Chief Investment Officer until his termination on February 21, 2021.

40.     Defendants Velissaris, Potter, and Lindell shall be collectively referred to as the "Advisor Control Defendants." The Advisor Control Defendants are the portfolio managers who were principally responsible for the day-to-day management of the Fund's portfolio.

41.     Defendants Kashmerick, Chrystal, DiUlio, Resis, Simon, Jensen, Lindell, Potter, and Velissaris shall be collectively referred to as the "Individual Defendants." As directors and/or executive officers of the Trust or Infinity Q, the Individual Defendants participated in the solicitation and sale of Fund shares to investors for their own benefit and/or the benefit of Infinity Q.

42.     Defendant EisnerAmper LLP ("EisnerAmper") was the auditor of the Fund at all relevant times. EisnerAmper audited the Fund's consolidated financial statements, which were filed annually with the SEC as part of the Fund's Annual Reports.

43.     Defendant Bonderman Family Limited Partnership, LP ("Bonderman") owns more than 25% of Infinity Q. Bonderman is a control person of Infinity Q.

44.     Defendant Infinity Q Management Equity, LLC ("IQME") owns more than 25% of Infinity Q. IQME is a control person of Infinity Q.

8

45.     The Defendants Trust, Infinity Q, Quasar, EisnerAmper, Bonderman, IQME, and the Individual Defendants are sometimes collectively, in whole or in part, referred to herein as the "Defendants."

## DEFENDANTS' VIOLATIONS OF THE SECURITIES LAWS
### Background

46.     The Fund launched in 2014, offering a "quantamental" investment strategy said to combine quantitative research with private equity-style diligence. The Fund sought to generate positive returns using "alternative strategies" uncorrelated to equity, fixed income and credit markets.

47.     The Fund, like all mutual funds, is registered as an investment company under the Investment Company Act of 1940. The Fund offers securities to the public. The securities are registered under the Securities Act.

48.     The Investment Company Act of 1940 requires mutual fund advisors to file periodic reports with the SEC, provide certain disclosures to mutual fund investors, act in the best interest of their clients, and implement strict risk management and other internal controls.

49.     The SEC also requires that all mutual funds price their shares daily at NAV, which is calculated by dividing the total value of the cash and securities in a fund, less any liabilities, by the number of shares outstanding. The daily calculation of the NAV is critical to market confidence and necessary for the market to value the shares of any mutual fund.

50.     Absent an order from the SEC halting trading in a mutual fund, mutual fund investors must be able to freely redeem their shares.

51.     In order to ensure that mutual funds remain liquid and able to satisfy redemption requests from shareholders, the SEC imposes various restrictions on the investments, risk and leverage that are available to mutual funds.

9

52.     The reason for the SEC's extensive regulation of mutual funds under the Investment Company Act of 1940 is that – unlike hedge funds – the funds are marketed to retail investors.

53.     At the heart of the Fund's "quantamental" investment strategy was the Fund's investment in swap contracts, contracts by which parties agree to exchange sums equal to the income streams produced by specified assets.  Investing in swaps introduces an added layer of complexity as compared to simply investing in the underlying assets, which can be stocks, bonds, currencies, derivatives, futures, options, or other financial instruments.

54.     According to the Fund's most recent report filed with the SEC, the Fund held swap contracts with a purportedly fair value of $449 million at the end of November, representing about 26% of its $1.71 billion in net assets held at that time.  That figure includes so-called variance swap contracts, especially complex swaps that derive their value from such multifaceted factors as market volatility or the way in which global markets, foreign currencies, or other assets move in relation to one another.

55.     Because the Fund was dealing in so many complex and opaque swap contracts, the Fund used statistical models provided by third-party pricing services to comply with its legal duty to calculate its NAV on a daily basis.  However, it turns out that the Fund was not relying on the third-party prices, but improperly tampering with the pricing models as part of a brazen scheme to boost its asset valuations and defraud investors.

**Materially False and Misleading Statements Issued in the Prospectuses**

56.     On February 1, 2018, the Trust filed a post-effective amendment to its Registration Statement pursuant to Rule 485B on Form N-1A, to become effective immediately (the "2018 Prospectus").  The 2018 Prospectus was signed by the Trustee Defendants, Simon, Potter, and Velissaris.

57.     The 2018 Prospectus stated the following concerning Fund pricing, or NAV determination:

> Shares of the Fund are sold at NAV per share which is calculated as of the close of regular trading (generally, 4:00 p.m., Eastern Time) on each day that the New York Stock Exchange ("NYSE") is open for unrestricted business. However, the Fund's NAV may be calculated earlier if trading on the NYSE is restricted or as permitted by the SEC. The NYSE is closed on weekends and most national holidays, including New Year's Day, Martin Luther King, Jr. Day, Washington's Birthday/Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The NAV will not be calculated on days when the NYSE is closed for trading.

> Purchase and redemption requests are priced based on the next NAV per share calculated after receipt of such requests. The NAV is the value of the Fund's securities, cash and other assets, minus all expenses and liabilities (assets − liabilities = NAV). NAV per share is determined by dividing NAV by the number of shares outstanding (NAV/ # of shares = NAV per share). The NAV takes into account the expenses and fees of the Fund, including management and administration fees, which are accrued daily.

> In calculating the NAV, portfolio securities are valued using current market values or official closing prices, if available. Each security owned by the Fund that is listed on a securities exchange is valued at its last sale price on that exchange on the date as of which assets are valued. Where the security is listed on more than one exchange, the Fund will use the price of the exchange that the Fund generally considers to be the principal exchange on which the security is traded.

> ***When market quotations are not readily available, a security or other asset is valued at its fair value as determined under procedures approved by the Board. These fair value procedures will also be used to price a security when corporate events, events in the securities market and/or world events cause the Adviser to believe that a security's last sale price may not reflect its actual market value. The intended effect of using fair value pricing procedures is to ensure that the Fund is accurately priced.*** The Board will regularly evaluate whether the Fund's fair valuation pricing procedures continue to be appropriate in light of the specific circumstances of the Fund and the quality of prices obtained through their application by the Adviser.

> . . .

> The fair value of an investment is the amount, as determined by the Adviser in good faith using procedures approved by the Board, that the Fund might reasonably expect to receive upon a current sale of the investment. The Fund employs fair value pricing selectively to ensure greater accuracy in its daily NAV and to prevent dilution by frequent traders or market timers who seek to take advantage of temporary market anomalies. Fair value pricing is used when market

11

quotations are not readily available, the Fund's pricing service does not provide a valuation (or provides a valuation that in the judgment of the Adviser does not represent the security's fair value), or when, in the judgment of the Adviser, events have rendered the market value unreliable. Valuing securities and other investments at fair value involves reliance on judgment. There can be no assurance that the Fund will obtain the fair value assigned to a security if it were to sell the security at approximately the time at which the Fund determines its NAV per share.

Fair value pricing may be applied to non-U.S. securities. The trading hours for most non-U.S. securities end prior to the close of the NYSE, the time that the Fund's NAV is calculated. The occurrence of certain events after the close of non-U.S. markets, but prior to the close of the NYSE (such as a significant surge or decline in the U.S. market) often will result in an adjustment to the trading prices of non-U.S. securities when non-U.S. markets open on the following business day. If such events occur, the Fund may value non-U.S. securities at fair value, taking into account such events, when it calculates its NAV. Other types of investments that the Fund may hold for which fair value pricing might be required include, but are not limited to: (a) investments which are not frequently traded and/or the market price of which the Adviser believes may be stale; (b) illiquid securities, including "restricted" securities and private placements for which there is no public market; (c) securities of an issuer that has entered into a restructuring; (d) securities whose trading has been halted or suspended; (e) fixed income securities that have gone into default and for which there is not a current market value quotation; and (f) derivatives for which there are no current market value quotations.

(Emphasis added.)

58. The 2018 Prospectus stated the following concerning valuation of securities that did

not have current market quotations:

The Board has delegated day-to-day valuation issues to a Valuation Committee that is comprised of the Trust's President, Treasurer and Assistant Treasurer and is overseen by the Trustees. *The function of the Valuation Committee is to review each Adviser's valuation of securities held by any series of the Trust for which current and reliable market quotations are not readily available. Such securities are valued at their respective fair values as determined in good faith by each Adviser, and the Valuation Committee gathers and reviews Fair Valuation Forms that are completed by an Adviser to support its determinations, and which are subsequently reviewed and ratified by the Board.* The Valuation Committee meets as needed. The Valuation Committee met five times during the fiscal year ended August 31, 2017, with respect to the Fund.

(Emphasis added.)

12

59.     The 2018 Prospectus explained that the Fund implemented its strategy by investing

in swaps:

> The Fund implements these strategies by investing globally (including in
> emerging markets) either directly in, or through total return swaps on, a broad
> range of instruments, including, but not limited to, equities, bonds (including but
> not limited to high-yield or "junk" bonds), currencies, commodities, MLPs,
> credit derivatives, convertible securities, futures, forwards, options, including
> complex options such as barrier options, and swaps. The Fund may also invest
> up to 25% of its assets in a subsidiary that is invested in these types of derivative
> instruments (the "Subsidiary") as described further below. The Fund has no
> limits with respect to the credit rating, maturity or duration of the debt securities
> in which it may invest.

60.     The 2018 Prospectus stated the following concerning valuation risk:

> Valuation Risk.   The sales price the Fund could receive for any particular
> portfolio investment may differ from the Fund's valuation of the investment,
> particularly for securities or other investments that trade in thin or volatile
> markets or that are valued using a fair value methodology.  Investors who
> purchase or redeem Fund shares on days when the Fund is holding fair-valued
> securities may receive fewer or more shares or lower or higher redemption
> proceeds than they would have received if the Fund had not fair-valued securities
> or had used a different valuation methodology. Valuation may be more difficult
> in times of market turmoil since many investors and market makers may be
> reluctant to purchase complex instruments or quote prices for them. The Fund's
> ability to value its investments may be impacted by technological issues and/or
> errors by pricing services or other third party service providers.

61.     The 2018 Prospectus also misleadingly touted the Fund's purported risk oversight

procedures stating, in pertinent part:

> Through its direct oversight role, and indirectly through the Audit
> Committee, and officers of the Fund and service providers, the Board performs
> a risk oversight function for the Fund. To effectively perform its risk oversight
> function, the Board, among other things, performs the following activities:
> receives and reviews reports related to the performance and operations of the
> Fund; reviews and approves, as applicable, the compliance policies and
> procedures of the Fund; approves the Fund's principal investment policies;
> adopts policies and procedures designed to deter market timing; meets with
> representatives of various service providers, including the Adviser, to review and
> discuss the activities of the Fund and to provide direction with respect thereto;
> and appoints a chief compliance officer of the Fund who oversees the
> implementation and testing of the Fund's compliance program and reports to the
> Board regarding compliance matters for the Fund and its service providers.

13

The Trust has an Audit Committee, which plays a significant role in the risk oversight of the Fund as it meets periodically with the auditors of the Fund. The Board also meets quarterly with the Fund's chief compliance officer.

Not all risks that may affect the Fund can be identified nor can controls be developed to eliminate or mitigate their occurrence or effects. It may not be practical or cost effective to eliminate or mitigate certain risks, the processes and controls employed to address certain risks may be limited in their effectiveness, and some risks are simply beyond the reasonable control of the, the Adviser or other service providers. Moreover, it is necessary to bear certain risks (such as investment-related risks) to achieve the Fund's goals. As a result of the foregoing and other factors, the Fund's ability to manage risk is subject to substantial limitations.

62.     The 2018 Prospectus reported that the Fund's net asset value was $10.37 per investor class share as of August 31, 2017, with a total return of 7.56% for the year ended August 31, 2017, and $10.42 per institutional class share as of August 31, 2017, with a total return of 7.88% for the year ended August 31, 2017.

63.     On December 21, 2018, the Trust filed a post-effective amendment pursuant to Rule 485B to its Registration Statement on Form N-1A, to become effective December 31, 2018 (the "2019 Prospectus"). The 2019 Prospectus was signed by the Trustee Defendants, Simon, Potter, and Velissaris.

64.     The 2019 Prospectus echoed the 2018 Prospectus concerning NAV calculation, valuation of securities, swaps, and Board oversight, as described in ¶¶57-61.

65.     The 2019 Prospectus reported that the Fund's net asset value was $11.54 per investor class share as of August 31, 2018, with a total return of 11.28% for the previous year ended August 31, 2018, and $11.62 per institutional class share as of August 31, 2018, with a total return of 11.52% for the previous year ended August 31, 2018.

66.     On December 20, 2019, the Trust filed a post-effective amendment pursuant to Rule 485B to its Registration Statement on Form N-1A, to become effective December 31, 2019 (the

14

"2020 Prospectus"). The 2020 Prospectus was signed by the Trustee Defendants, Simon, Potter, and Velissaris.

67. The 2020 Prospectus echoed the 2018 and 2019 Prospectuses concerning NAV calculation, valuation of securities, swaps, and Board oversight, as described in ¶¶57-61.

68. The 2020 Prospectus reported that the Fund's net asset value was $11.75 per investor class share as of August 31, 2019, with a total return of 3.48% for the previous year ended August 31, 2019, and $11.87 per institutional class share as of August 31, 2019, with a total return of 3.81% for the previous year ended August 31, 2019.

69. The Fund also made misstatements about the NAV in its Annual Reports, which it filed with the SEC on Form N-CSR. The figures provided in the Annual Reports for the Fund's assets, net assets and NAV were all false for the reasons already discussed.

70. The Annual Reports' Notes to Consolidated Financial Statements also stated the following:

Note 2 – Significant Accounting Policies

The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. These policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP") for investment companies.

(a) Securities Valuation

*The Fund follows a fair value hierarchy that distinguishes between market data obtained from independent sources (observable inputs) and the Fund's own market assumptions (unobservable inputs).* The inputs or methodology used in determining the value of the Fund's investments are not necessarily an indication of the risk associated with investing in those securities.

Various inputs are used in determining the value of the Fund's investments. These inputs are summarized into three broad categories as defined below:

Level 1 - Quoted prices in active markets for identical securities. An active market for a security is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value.

15

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3 - Significant unobservable inputs, including the Fund's own assumptions in determining fair value of investments.

Equity securities that are traded on a national securities exchange are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized as Level 1 of the fair value hierarchy.

Debt securities including corporate, convertible, U.S. government agencies, U.S. treasury obligations, and sovereign issues are normally valued by pricing service providers that use broker dealer quotations or valuation estimates from their internal pricing models. The service providers' internal models use inputs that are observable such as issuer details, interest rates, yield curves, prepayment speeds, credit risk/spreads and default rates. Securities that use similar valuation techniques and inputs as described above are categorized as Level 2 of the fair value hierarchy.

Short-term investments classified as money market instruments are valued at net asset value price. These investments are categorized as Level 1 of the fair value hierarchy.

Other financial derivative instruments, such as foreign currency contracts, options contracts, futures, or swap agreements, derive their value from underlying asset prices, indices, reference rates, and other inputs or a combination of these factors. *Depending on the product and the terms of the transaction, the value of the derivative contracts can be estimated by the Adviser or a pricing service using model pricing tailored to the type of security held. The pricing models use various inputs that are observed from actively quoted markets such as issuer details, indices, spreads, interest rates, curves, implied volatility and exchange rates.*

. . .

The Fund makes investments in various types of volatility and variance swaps. The Adviser deems vanilla volatility and index barrier variance swaps as Level 2 positions, and common stock barrier and corridor variance swaps as Level 3 positions in the fair value hierarchy. *The Fund uses a pricing service to model price the variance swap trades. The pricing service uses quotes from brokers to estimate implied volatility levels as an input to these models.* A significant change in implied volatility could have a significant impact on the value of a position.

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The Fund makes dispersion investments using volatility and variance swaps and options on dispersion. The Adviser deems these positions to be illiquid and classifies these positions as Level 3 in the fair value hierarchy. The Adviser uses model pricing to calculate the fair volatility level for each leg of the dispersion trade. *The Adviser uses quotes from a pricing service and brokers to estimate implied volatility levels as an input to these models.* A significant change in implied volatility could have a significant impact on the value of a position, and depending on the direction of the change, could either increase or decrease a position's value.

The Fund makes cross-asset correlation investments using correlation and covariance swaps. The Adviser deems these positions to be illiquid and classifies these positions as Level 3 in the fair value hierarchy. *The Adviser uses a third party calculation agent to value these positions. The local volatility model is used to calculate the fair correlation level for correlation swaps. Quotes from a pricing service are used to estimate the implied correlation levels as an input to these models.* A significant change in implied volatility could have a significant impact on the value of a position, and depending on the direction of the change, could either increase or decrease a position's value.

(Emphasis added.)

71.    The statements referenced in ¶¶56-70 were materially false and misleading because the Prospectuses and Annual Reports were negligently prepared and, as a result, contained untrue statements of material fact or omitted to state other facts necessary to make the statements made not misleading and were not prepared in accordance with the rules and regulations governing their preparation.    Specifically, the Prospectuses and Annual Reports made false and/or misleading statements and/or failed to disclose that: (1) Infinity Q's Chief Investment Officer made adjustments to certain parameters within the third-party pricing model that affected the valuation of the swaps held by the Fund; (2) consequently, Infinity Q would not be able to calculate NAV correctly; (3) as a result, the previously reported NAV values were unreliable and incorrect; (4) because of the foregoing, the Fund would halt redemptions and liquidate its assets; and (5) as a result, the Prospectuses and Annual Reports were materially false and/or misleading and failed to state information required to be stated therein.

17

## The Truth Begins to Emerge

72.     On December 30, 2020, without providing a reason, the Fund filed a supplemental Prospectus and notice with the SEC, announcing that it was closing to new investment:

> Effective as of the close of business on December 31, 2020, the Infinity Q Diversified Alpha Fund (the "Infinity Q Fund") is closed to all new investment, including through dividend reinvestment, and the Infinity Q Fund's transfer agent will not accept orders for purchases of shares of the Infinity Q Fund from either current Infinity Q Fund shareholders or new investors. Current shareholders, however, may continue to redeem Infinity Q Fund shares. If all shares of the Infinity Q Fund held in an existing account are redeemed, the shareholder's account will be closed.

73.     On February 22, 2021, Infinity Q filed a request with the SEC for an order pursuant to Section 22(e)(3) of the Investment Company Act of 1940 suspending the right of redemption with respect to shares of the Fund, effective February 19, 2021, because of Infinity Q's inability to determine NAV. The Fund's filing admitted that Chief Investment Officer James Velissaris had been "adjusting certain parameters within the third-party pricing model that affected the valuation" of the Fund's swap contracts. The request also stated that the Fund was liquidating its portfolio and distributing its assets to shareholders.

74.     The request stated, in pertinent part:

III. Justification for the Relief Requested

The circumstances leading to the request for relief arise from Infinity Q's inability, as required under the Fund's valuation procedures, to value certain Fund holdings and the Fund's resulting inability to calculate net asset value ("NAV"). As disclosed in the Fund's statement of additional information, in calculating the Fund's NAV, any Fund holdings for which current and reliable market quotations are not readily available "are valued at their respective fair values as determined in good faith by [the] Adviser" under procedures approved and overseen by the Board of Trustees of the Trust (the "Board"). The Fund's current portfolio includes swap instruments (the "Swaps") for which Infinity Q calculates fair value using models provided by a third-party pricing vendor. *As of February 18, 2021, the Fund's reported NAV was derived using a valuation for these Swaps that resulted in the value of the Swaps constituting approximately 18% of the Fund's reported NAV.*

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*On February 18, 2021, based on information learned by the Commission staff and shared with Infinity Q, Infinity Q informed the Fund that Infinity Q's Chief Investment Officer had been adjusting certain parameters within the third-party pricing model that affected the valuation of the Swaps. On February 19, 2021, Infinity Q informed the Fund that at such time it was unable to conclude that these adjustments were reasonable, and, further, that it was unable to verify that the values it had previously determined for the Swaps were reflective of fair value. Infinity Q also informed the Fund that it would not be able to calculate a fair value for any of the Swaps in sufficient time to calculate an accurate NAV for at least several days.* Infinity Q and the Fund immediately began the effort to value these Swap positions accurately to enable the Fund to calculate an NAV, which effort includes the retention of an independent valuation expert. However, Infinity Q and the Fund currently believe that establishing and verifying those alternative methods may take several days or weeks. *Infinity Q and the Fund are also determining whether the fair values calculated for positions other than the Swaps are reliable, and the extent of the impact on historical valuations. As a result, the Fund was unable to calculate an NAV on February 19, 2021, and it is uncertain when the Fund will be able to calculate an NAV that would enable it to satisfy requests for redemptions of Fund shares.*

The Fund and Infinity Q believe that the best course of action for current and former shareholders of the Fund is to liquidate the Fund in a reasonable period of time, determine the extent and impact of the historical valuation errors, and return the maximum amount of proceeds to such shareholders. Relief permitting the Fund to suspend redemptions and postpone the date of payment of redemption proceeds with respect to redemption orders received but not yet paid will permit the Fund to arrive at a valuation for the Swaps and any other portfolio holdings for which current and reliable market quotations are not available, and to liquidate its holdings in an orderly manner.

Applicants submit that granting the requested relief would be for the protection of the shareholders of the Fund, as provided in Section 22(e)(3) of the 1940 Act. Applicants assert that in requesting an order by the Commission, the goal of the Board and Infinity Q is to ensure that the Fund's current and former shareholders will be treated appropriately in view of the otherwise detrimental effect on the Fund of Infinity Q's inability to calculate a fair value for any of the Swaps and an accurate NAV for the Fund. The requested relief is intended to permit an orderly liquidation of the Fund's portfolio and ensure that all of the shareholders are protected in the process.

(Emphasis added.)

75.     The very same day, the SEC granted the Fund's request and took the extraordinary

step of suspending redemptions indefinitely.

76.     Shortly thereafter, the Fund's website was taken offline, with only a brief statement remaining on the homepage.

77.     The statement explained that the Fund was unable to calculate NAV in order to redeem its shares, as the Fund is required to do under federal securities law, and had received an order from the SEC suspending redemptions indefinitely while the Fund's assets were being liquidated.  The website provided a link to the SEC's Order.

78.     The website added: "The Chief Investment Officer of Infinity Q has been relieved of his duties, effective February 21, 2021."

79.     On March 11, 2021, the Fund website provided an update on the ongoing liquidation.  The updated stated in pertinent part:

> Although the Fund is still calculating the proceeds from the liquidations to date, *it anticipates that the proceeds from liquidating the swaps and other portfolio positions liquidated to date will be less than the aggregate value ascribed to those instruments by Infinity Q and the Fund on February 18, 2021, the last day an NAV was calculated for the Fund.  As a result, the amount of Fund assets available for possible distribution to shareholders, before taking into account the reserve described below, will be less than the net assets of the Fund as valued on February 18, 2021.*

> The Fund is reinvesting proceeds of the liquidations in accordance with the SEC's Order (which restricts further investments to U.S. government securities, cash equivalents, and similar securities).  As of March 9, 2021, the Fund held a total of approximately $1.2 billion in cash or cash equivalents.  All of the Fund's assets are in the custody of the Fund's custodian, as required by the Investment Company Act of 1940.

>                                       . . .

> As reflected in the SEC Order, Infinity Q informed the Fund that certain asset valuations may not have accurately reflected the fair value of those assets.  Because of this disclosure, the Board on behalf of the Fund has retained a third-party valuation adviser to assist the Board in analyzing and revaluing the portfolio on a historical basis.  That revaluation process is underway and is currently expected to take several weeks or longer.

> (Emphasis added.)

80. As a result of Defendants' wrongful acts and omissions Plaintiffs and other Class members have suffered significant damages.

## CLASS ACTION ALLEGATIONS

81. Plaintiffs bring this action as a class action on behalf of a class consisting of all persons other than Defendants who purchased or otherwise acquired Fund shares during the Class Period (the "Class"), and were damaged thereby (the "Class"). Excluded from the Class are Defendants, the officers and directors of the Company, members of the Individual Defendants' immediate families and their legal representatives, heirs, successors or assigns and any entity in which the officers and directors of the Company have or had a controlling interest.

82. The members of the Class are so numerous that joinder of all members is impracticable. As of August 31, 2020, there were over 4.7 million shares of IQDAX outstanding, and almost 115 million shares of IQDNX outstanding. While the exact number of Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are hundreds of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the Fund or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions, including being given an opportunity to exclude themselves from the Class.

83. Plaintiffs' claims are typical of the claims of the members of the Class, as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

84. Plaintiffs will fairly and adequately protect the interests of the members of the Class and have retained counsel competent and experienced in class and securities litigation.

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85.     Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a)      whether Defendants violated the 1933 Act;

b)      whether statements made by Defendants to the investing public in the Prospectuses misrepresented material facts about the business and operations of the Fund; and

c)      to what extent the members of the Class have sustained damages and the proper measure of damages.

86.     A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

## FIRST CAUSE OF ACTION

### For Violations of Section 11 of the Securities
### Act Against All Defendants

87.     Plaintiffs repeat and incorporate each and every allegation contained above as if fully set forth herein, except any allegation of fraud, recklessness or intentional misconduct.

88.     This Cause of Action is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. §77k, on behalf of the Class, against all Defendants.

89.     This Cause of Action does not sound in fraud. Plaintiffs do not allege that the Defendants had scienter or fraudulent intent, which are not elements of a Section 11 claim.

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90.     The Prospectuses were inaccurate and misleading, contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein.

91.     The Defendants named in this Cause of Action are strictly liable to Plaintiffs and the Class for the misstatements and omissions.

92.     None of the Defendants named herein made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the Prospectuses were true and without omissions of any material facts and were not misleading.

93.     By reason of the conduct herein alleged, each Defendant named herein violated, and/or controlled a person who violated, Section 11 of the 1933 Act.

94.     Plaintiffs acquired Fund shares pursuant and/or traceable to the Prospectuses.

95.     Plaintiffs and the Class have sustained damages.  The value of Fund shares has declined substantially subsequent to and because of Defendants' violations.

96.     At the time of their purchases of Fund shares, Plaintiffs and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and could not have reasonably discovered those facts prior to the disclosures herein.  Less than one year elapsed from the time that Plaintiffs discovered or reasonably could have discovered the facts upon which this Complaint is based to the time that Plaintiffs commenced this action.  Less than three years elapsed between the time that the securities upon which this Cause of Action is brought were offered to the public and the time Plaintiffs commenced this action.

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## SECOND CAUSE OF ACTION

### For Violations of Section 12(a)(2) of the Securities Act Against Trust, Trustee Defendants, Simon, Infinity Q, Quasar, EisnerAmper and Potter

97.     Plaintiffs repeat and incorporate each and every allegation contained above as if fully set forth herein, except any allegation of fraud, recklessness or intentional misconduct.

98.     This claim is brought for violations of Section 12(a)(2) of the Securities Act against Defendants Trust, Trustee Defendants, Simon, Infinity Q, Quasar, EisnerAmper, and Potter (the "Section 12 Defendants").

99.     As set forth above, the Prospectus failed to disclose material facts necessary in order to make the statements, in light of the circumstances in which they were made, not misleading.

100.    Defendants named in this Claim all "solicited" purchases of the Funds' shares by means of a prospectus or sold such shares to Class Members. Infinity Q supervised wholesalers who marketed the Fund to brokers, and created financial incentives for those brokers to market the Fund. Infinity Q also made the Fund's prospectuses available to investors directly through their website, and marketed the Fund through marketing materials prepared by Infinity Q and distributed through their website and other channels. Potter, as CEO of Infinity Q, supervised that effort. Quasar, as underwriter, provided shares to investors.

101.    Plaintiffs and other members of the Class did not know, nor could they have known, of the untruths or omissions contained in the Prospectuses.

102.    The Defendants named in this Claim were obligated to make a reasonable and diligent investigation of the statements contained in the Prospectuses to ensure that such statements were true and that there was no omission of material fact required to be stated in order to make the statements contained therein not misleading. None of the Defendants named in this Claim made a

24

reasonable investigation nor possessed reasonable grounds for the belief that the statements contained in the Prospectuses were accurate and complete in all material respects.

103.     This claim was brought within one year after discovery in this or a related action of the untrue statements and omissions in and from the Prospectus that should have been made through the exercise of reasonable diligence, and within three years of the time that the securities upon which this Claim is brought were offered to the public by way of a Prospectus.

104.     By reason of the misconduct alleged herein, the Defendants named in this Count violated Section 12(a)(2) of the Securities Act and are liable to Plaintiffs and other members of the Class who purchased or acquired the Fund's shares by way of the Prospectus, each of whom has been damaged as a result of such violations.

105.     Plaintiffs and the other members of the Class who purchased the Fund's shares pursuant to the Prospectus hereby seek rescissory damages, and those who still own their shares seek rescission of their purchases and hereby tender to the Defendants named in this Count those shares, which the Plaintiffs and other members of the Class continue to own, in return for the consideration paid for those securities, together with interest thereon.

## THIRD CAUSE OF ACTION

### For Violations of Section 15 of the Securities Act Against All Defendants Except Quasar and EisnerAmper

106.     Plaintiffs repeat and incorporate each and every allegation contained above as if fully set forth herein, except any allegation of fraud, recklessness or intentional misconduct.

107.     This Cause of Action is brought pursuant to Section 15 of the 1933 Act, 15 U.S.C. §77o against the Trust, Infinity Q, Individual Defendants, Bonderman and IQME.

108.     This claim is asserted against the Individual Defendants, which by virtue of being the Trust's managers and responsible for choosing Trust's investments and handling its day to-day

25

business were control persons of the Trust during the relevant time period. Defendants were in a position to control and did control, the inclusion of the false and incomplete statements and omissions in the Registration Statement and Prospectuses.

109. In addition, Infinity Q managed and controlled the business affairs of the Fund, and was a control person of the Fund. Bonderman and IQME were also control persons of Infinity Q.

110. For the reasons set forth above, control person Defendants are liable to the Plaintiffs and the members of the Class who purchased the Fund's shares based on the untrue statements and omissions of material fact contained in the Registration Statement and Prospectuses, pursuant to Section 11 and 12 of the Securities Act, and were damaged thereby.

111. The Individual Defendants and control person Defendants did not make a reasonable investigation nor possess reasonable grounds for the belief that the statements contained in the Registration Statement and Prospectuses were accurate and complete in all material respects. Had they exercised reasonable care, they could have known of the material omissions alleged herein.

112. This claim was brought within one year after the discovery of the untrue statements and omissions in the Registration Statement and Prospectus and within three years after the Fund's shares were sold to the Class in connection with the Prospectuses.

113. By reason of such wrongful conduct, the Defendants named herein are liable pursuant to Section 15 of the Securities Act.

### PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiffs as class representatives under N.Y. C.P.L.R. art. 9, *et seq.*, and certifying Plaintiffs' counsel as Class Counsel;

B.     Awarding compensatory damages in favor of Plaintiffs and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C.     Awarding Plaintiffs and the other members of the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

D.     Awarding rescission or a rescissory measure of damages; and

E.     Awarding such equitable/injunctive or other relief as the Court may deem just and proper, including permitting any putative Class members to exclude themselves by requesting exclusion through noticed procedures.

## DEMAND FOR JURY TRIAL

Plaintiffs hereby demand a trial by jury.

DATED:     April 16, 2021
             New York, New York

**SCOTT+SCOTT ATTORNEYS AT LAW LLP**

*s/* Thomas L. Laughlin, IV
Thomas L. Laughlin, IV
Rhiana L. Swartz
The Helmsley Building
230 Park Avenue, 17th Floor
New York, NY 10169
Telephone: (212) 223-6444
Facsimile: (212) 223-6334
tlaughlin@scott-scott.com
rswartz@scott-scott.com

*Co-Lead Counsel and Counsel for Plaintiff Hunter*

**THE ROSEN LAW FIRM, P.A.**
Phillip Kim
Laurence M. Rosen
Michael Cohen
275 Madison Avenue, 40th Floor
New York, New York 10016
Telephone: (212) 686-1060
Facsimile: (212) 202-3827
pkim@rosenlegal.com
lrosen@rosenlegal.com
mcohen@rosenlegal.com

*Co-Lead Counsel and Counsel for Plaintiffs*
*Rosenstein and O'Connor*

**CRIDEN & LOVE, P.A.**
Michael E. Criden
Lindsey Grossman
7301 SW 57th Court, Suite 515
South Miami, FL 33143
Telephone: (305) 357-9000
Facsimile: (305) 357-9050
mcriden@cridenlove.com
lgrossman@cridenlove.com

*Additional Counsel for Plaintiff Hunter*

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